Exhibit (n)(1)

RULE 18f-3(d) PLAN FOR HIGHLAND FUNDS II

I.	Introduction

This ninth amended and restated plan (the “Plan”) is adopted as of the close of business on December 6, 2013 pursuant to Rule 18f-3(d) under the Investment Company Act of 1940, as amended (the “1940 Act”), and shall become effective as of December 6, 2013. Shares of each series of Highland Funds II (each a “Participant Fund” and collectively the “Participant Funds”) are distributed pursuant to a system (the “Multiple Distribution System”) in which each class of shares of a Participant Fund represents interests in the same portfolio of investments of the Participant Fund and differs only to the extent outlined below.

II.	Distribution Arrangements and Service Fees

Classes of shares within the Participant Funds are offered for purchase by investors with the following sales load and service and distribution fee arrangements.

III.	Class A Shares

Class A shares are offered with a front-end sales load together with a plan of distribution adopted pursuant to Rule 12b-1 under the 1940 Act (“Rule 12b-1”) providing for a service and distribution fee at an annual rate of up to 0.25% of average daily net assets for all Participant Funds other than Highland Trend Following Fund, Highland Alternative Income Fund, Highland Dividend Equity Fund and Highland Energy MLP Fund, and up to 0.35% of average daily net assets for the Highland Trend Following Fund, Highland Alternative Income Fund, Highland Dividend Equity Fund and Highland Energy MLP Fund. In addition, the Participant Funds are permitted to assess a contingent deferred sales charge (“CDSC”) on certain redemptions of Class A shares sold pursuant to a complete waiver of front-end sales loads applicable to large purchases, if the shares are redeemed within one year of the date of purchase. This waiver applies to sales of Class A shares where the amount of purchase is equal to or exceeds $1 million.

Class A shares shall only be available to those investors as outlined in the most current Participant Funds prospectus.

No provision of this Plan will preclude the Board of Trustees from identifying, from time to time pursuant to Rule 22d-1 under the 1940 Act, certain persons who may be eligible to purchase Class A shares pursuant to special arrangements with respect to the front-end sales load.

IV.	Class C Shares.

Class C shares are offered with a one-year CDSC and a Rule 12b-1 plan providing for a service fee at an annual rate of up to 0.25%, and a distribution fee at an annual rate of up to 0.75%, of average daily net assets. Class C shares shall only be available to those investors as outlined in the most current Participant Funds prospectus.

V.	Class R Shares (all Participant Funds except Highland Tax-Exempt Fund).

Class R shares are offered with a Rule 12b-1 plan providing for a service and/or distribution fee at an annual rate of up to 0.25%, and a distribution fee at an annual rate of up to 0.25%, of average daily net assets, but without the imposition of either a sales charge or a CDSC. Class R shares shall only be available to those investors as outlined in the most current Participant Funds prospectus.

VI.	Class Y Shares

Class Y shares (formerly designated Class D shares) are offered without imposition of either a sales charge or a service or distribution fee. Class Y shares shall only be available to those investors as outlined in the most current Participant Funds prospectus.

VII.	Additional Classes of Shares

The Boards of Trustees of the Trust have the authority to create additional classes, or change existing classes, from time to time, in accordance with Rule 18f-3 of the 1940 Act.

VIII.	Expense Allocations

Under the Multiple Distribution System, all expenses incurred by a Participant Fund are allocated among the various classes of shares based on the net assets of the Fund attributable to each class, except that each class’s net asset value and expenses reflect the expenses associated with that class’s Rule 12b-1 plan, including any costs associated with obtaining shareholder approval of the Rule 12b-1 plan (or an amendment to the Rule 12b-1 plan) and any Class Expenses. Class Expenses are limited to the following:

•	transfer agency fees as identified by the transfer agent as being attributable to a specific class;

•	Blue Sky registration fees incurred by a class of shares;

•	Securities and Exchange Commission registration fees incurred by a class of shares;

•	the expenses of administrative personnel and services as required to support the shareholders of a specific class;

•	litigation or other legal expenses relating solely to one class of shares;

•	Trustees’ fees incurred as a result of issues relating to one class of shares; and

•	printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders.

The Class Expenses set forth above are not currently incurred on a class basis and, therefore, are not currently allocated to a particular class. Such expenses, however, may be incurred on a class basis in the future.

IX.	Exchange Privileges

Participant Fund Shareholders of Class A Shares, Class C Shares, Class R Shares, and Class Y Shares shall have such exchange privileges as set forth in the Prospectus for such Class. Exchange privileges may vary among Classes and among holders of a Class.